# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ticketplus Ltd., CIK 0002104296
CUSIP: G88613107
Title of class of securities: Ordinary Shares, par value $0.0001 each
Address of issuer's principal executive offices: Alonso de Cordova 5320, Piso 16, Las Condes, Region Metropolitana, Santiago, Chile (F3), 00000
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002163475

## Reporting persons
- Tanner Corredores de Bolsa S.A.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Chile (F3); sole voting power 812,500; shared voting power 0; sole dispositive power 812,500; shared dispositive power 0; aggregate amount beneficially owned 812,500 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Ticketplus Ltd.
Address of issuer's principal executive offices: Alonso de Cordova 5320, Piso 16, Las Condes, Region Metropolitana, Santiago, Chile

## Item 2. Person Filing
Name of person filing: This statement is being filed by Tanner Corredores de Bolsa S.A., an entity duly organized as a Sociedad Anonima (a stock corporation) under the laws of Chile (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business office of the Reporting Person is Avenida El Golf 40, Office 902, Las Condes, Santiago, Chile.
Citizenship: The Reporting Person is duly organized under the laws of Chile.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Broker-dealer (corredor de bolsa) organized and regulated under the laws of Chile.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for the Reporting Person.
Percent of class: See Row 11 of the cover page for the Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to broker-dealers (corredores de bolsa) in Chile is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Tanner Corredores de Bolsa S.A.: /s/ Derek Charles Sassoon, Derek Charles Sassoon, President (11/13/2026)
- Tanner Corredores de Bolsa S.A.: /s/ Andres Barias, Andres Barias, Chief Executive Officer (11/13/2026)